SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 2 )*

                     First Fidelity Bancorporation
                            (Name of Issuer)

                Common Stock, $1.00 par value per share
                     (Title of Class of Securities)

                               320195100
                             (CUSIP Number)

                         Marion A. Cowell, Jr.
                         One First Union Center
                 Charlotte, North Carolina  28288-0013
                             (704) 374-6828
                  (Name, Address and Telephone Number
                    of Person Authorized to Receive
                      Notices and Communications)

                             August 7, 1995
                  (Date of Event which Requires Filing
                           of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check  the  following  box if a fee is being paid with this statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



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


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.:    320195100

 1.  Name of Reporting Person:  First Union Corporation
     S.S. or I.R.S. Identification No. of Above Person:    I.R.S.
     Identification No. 56-0898180


 2.  Check the Appropriate Box if a Member of a Group (See Instructions):

     a.    [  ]  b.  [  ]

 3.  SEC Use Only

 4.  Source of Funds (see Instructions): WC; 00

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

 6.  Citizenship or Place of Organization:  North Carolina


Number of        7.   Sole Voting Power: 18,611,102 *
Shares Bene-
ficially         8.   Shared Voting Power:
Owned by
Each Report-     9.   Sole Dispositive Power: 18,611,102 *
ing Person
With            10.   Shared Dispositive Power:


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
      18,611,102 *


12.  Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See
     Instructions):   [ X ]



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

13.  Percent of Class Represented by Amount in Row 11:   23.7 *

14.  Type of Reporting Person (See Instructions):  HC; CO

*  Of the shares of First Fidelity Bancorporation ("FFB:) Common Stock
   covered by   this  report,  15,686,077  shares  are  purchasable  by
   First Union Corporation ("FUNC") upon exercise of an option (the "Option") granted to FUNC on June 19, 1995, and described in Item 4 of FUNC's Schedule 13D dated June 27, 1995 (the "Schedule 13D"), 2,730,000 shares have been purchased in the open market, and 195,025 shares are currently issuable upon conversion of 250,000 shares of FFB Series B Convertible Preferred Stock, which have been purchased in the open market. Prior to the exercise of the Option, FUNC is not entitled to any rights as a shareholder of FFB as to the shares covered by the Option. The Option may only be exercised upon the
   happening of   certain events referred to in Item 4, none of which
   has occurred as of the date hereof. FUNC expressly disclaims beneficial ownership of any of the shares of common stock of
   FFB which are purchasable by FUNC upon exercise of the Option. The number of shares indicated represents approximately 23.7%
   of the total issued and outstanding shares of common stock of FFB as of June 30, 1995.



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The  Schedule  13D,  as  heretofore  amended,  which is incorporated herein by reference, is amended, under the items thereof listed below, to include the additional information set forth below:

Item 3.  Source and Amount of Funds or Other Consideration.

   The purchase of the 2,730,000 shares of FFB Common Stock and the 250,000 shares of FFB Series B Convertible Preferred Stock in the open market was made with funds obtained from FUNC s working capital.


Item 5.  Interest in Securities of the Issuer.

   The number of shares of FFB Common Stock to which the Schedule 13D, as amended, relates is 18,611,102, or approximately 23.7% of FFB Common Stock, based on the shares of FFB Common Stock issued and outstanding on June 30, 1995.

   FUNC disclaims any beneficial ownership of the 15,686,077 shares of FFB Common Stock which are purchasable by FUNC upon exercise of the Option, because the Option is exercisable only in the circumstances referred to in Item 4 of the Schedule 13D, none of which has occurred as of this date. If the Option were exercised, FUNC would have sole right to vote or to dispose of the shares of FFB Common Stock issued as a result of such exercise.

      FUNC has the sole right to vote or to dispose of the 2,730,000 shares of FFB Common Stock and the 250,000 shares of FFB Series B Convertible Preferred Stock purchased by it in the open market. Such shares were purchased between July 5, 1995 and August 7, 1995, at an aggregate cost of approximately $170 million, as to the shares of FFB Common Stock, or an average cost of $62.23 per share, and approximately $12 million, as to the shares of FFB Series B Convertible Preferred Stock, or an average price of $47.94 per share.

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Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: August 8, 1995                   FIRST UNION CORPORATION




                                       /s/ Kent S. Hathaway
                                       Kent S. Hathaway
                                       Senior Vice President and
                                       Deputy General Counsel


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